

Mail Stop 3030

January 21, 2010

Via Facsimile and U.S. Mail

Mr. Harvey Judkowitz
Chief Executive Officer
Photovoltaic Solar Cells, Inc.
c/o Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY   10006

> **Re:** **Photovoltaic Solar Cells, Inc.**
> **Form 10-K for fiscal year ended February 28, 2009**
> **Filed May 29, 2009**
> **Form 10-Q for the quarterly periods ended August 31 and May 31, 2009**
> **File No. 0-52735**

Dear Mr. Judkowitz:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 28, 2009

Item 9A. Controls and Procedures, page 10

Management Report on Internal Control over Financial Reporting, page 10

1.   We note your disclosure in the third paragraph that "due to the timing of many of the changes to the processes and internal controls, management's assessment was limited to a risk assessment and a review of the design effectiveness of the entity level and financial reporting controls" and that "the controls were not completely tested in accordance with the COSO standards." Given these disclosures, it does not appear that management has performed a complete assessment of your internal control over financial reporting as of February 28, 2009 as required by Item 308 of Regulation S-K. Please complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In this regard, ensure that the revised management's report states, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal controls over financial reporting.

2.   Further to the above, please tell us how you have considered whether management's failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

3.   Please explain to us the nature of the "changes to the processes and internal controls" referenced in management's report on internal control over financial reporting. Specifically, explain how you considered these changes in connection with your disclosure that "there were no changes to [your] internal control over financial reporting...that have materially affected, or are reasonably likely to materially affect, [your] internal control over financial reporting." Alternatively, revise to provide disclosure of changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Inherent Limitations on Effectiveness of Controls, page 10

4.   We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please revise to state clearly, if true, that your disclosure

controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits 31.1 and 31.2

5.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should not include the individual's title. Please revise the certifications in future filings to present this certification in the exact form as required by Item 601 of Regulation S-K.

Form 10-Q for the quarterly periods ended August 31, 2009 and May 31, 2009

Exhibits 31.1 and 31.2

6.   We note that you have omitted the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction of paragraph 4 of your certifications. The required certifications must be in the exact form prescribed. Please amend your filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 30 calendar days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant